VARITRONIX INTERNATIONAL LIMITED

INTERIM REPORT 2005

RESULTS

The Board of directors (the "Board") of Varitronix International Limited (the "Company") announces that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2005 with comparative figures for the corresponding period of last year are as follows:

Consolidated Income Statement

For the six months ended 30 June 2005 – unaudited

	Note	Six months ended 30 June 2005 HK$'000	Six months ended 30 June 2004 HK$'000 (restated)
Turnover	3	**1,022,664**	981,154
Other revenue		**11,039**	8,362
Other net income		**9,475**	6,431
Changes in inventories of finished goods and work in progress		**(11,777)**	25,962
Raw material and consumables used		**(632,672)**	(633,829)
Write off of inventories		**(37,600)**	-
Staff costs		**(112,756)**	(120,595)
Depreciation		**(41,365)**	(39,631)
Other operating expenses		**(118,596)**	(102,130)
Profit from operations		**88,412**	125,724
Finance costs	4(a)	**(3,385)**	(1,928)
Profit before taxation	4	**85,027**	123,796
Income tax	5	**(10,759)**	(14,953)
Profit after taxation		**74,268**	108,843
Attributable to:			
Minority interests		**(23,788)**	12,829
Equity holders of the parent		**98,056**	96,014
Interim dividend		**31,920**	31,457
Earnings per share	6		
Basic		**30.99 cents**	30.94 cents
Diluted		**30.75 cents**	30.74 cents

The notes on pages 5 to 14 form part of this interim financial report.

Consolidated Balance Sheet
At 30 June 2005 – unaudited

	Note	At 30 June 2005 HK$'000	At 31 December 2004 HK$'000 (restated)
Non-current assets			
Fixed assets			
– Investment properties		**10,835**	11,058
– Other property, plant and equipment		**365,599**	367,611
		376,434	378,669
Intangible assets		**26,239**	27,050
Interest in leasehold land held for own use under operating leases		**32,963**	33,408
Goodwill		**28,340**	28,340
Other financial assets		**236,347**	60,489
Deferred tax assets		**790**	1,423
		701,113	529,379
Current assets			
Trading securities		**170,206**	90,586
Inventories		**285,034**	312,415
Trade and other receivables	7	**473,339**	539,604
Current taxation recoverable		**1,234**	1,667
Cash and cash equivalents	8	**653,293**	669,406
		1,583,106	1,613,678
Current liabilities			
Bank loans and overdrafts		**160,859**	98,750
Trade and other payables	9	**374,992**	378,477
Fair value derivatives		**2,597**	–
Current taxation payable		**22,574**	14,108
Dividends payable		**88,607**	–
Dividends payable to minority shareholder		**6,784**	6,784
		656,413	498,119
Net current assets		**926,693**	1,115,559
Total assets less current liabilities		**1,627,806**	1,644,938
Non-current liabilities			
Convertible notes		**30,004**	31,200
Deferred tax liabilities		**5,346**	6,800
		35,350	38,000
NET ASSETS		**1,592,456**	1,606,938
CAPITAL AND RESERVES			
Share capital	10	**79,114**	79,059
Reserves	10	**1,478,699**	1,471,971
Total equity attributable to equity holders of the parent		**1,557,813**	1,551,030
Minority interests		**34,643**	55,908
TOTAL EQUITY		**1,592,456**	1,606,938

The notes on pages 5 to 14 form part of this interim financial report.

Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2005 – unaudited

	Six months ended 30 June	
	2005	2004
	HK$'000	*HK$'000*
		(restated)
Total equity at 1 January		
Attributable to: Equity holders of the parent (as previously reported at 31 December)	**1,551,030**	1,427,218
Minority interests (as previously presented separately from liabilities and equity at 31 December)	**55,908**	39,381
As restated, before opening balance adjustments	**1,606,938**	1,466,599
Opening adjustments arising from adoption of HKAS 32 and 39 *(Note 2(iv)(b))*	**1,281**	-
At 1 January, after restatement and opening balance adjustments	**1,608,219**	1,466,599
Deficit on revaluation of other financial assets	**(405)**	(574)
Exchange translation differences		
Attributable to: Equity holders of the parent	**(4,638)**	450
Minority interests	**(297)**	(61)
Net losses not recognised in the income statement	**(5,340)**	(185)
Net profit for the period:		
Attributable to: Equity holders of the parent	**98,056**	96,014
Minority interests	**(23,788)**	12,829
	74,268	108,843
Dividends approved in respect of the previous year	**(88,607)**	(86,906)
Revaluation deficit transferred to the income statement on disposal of securities	**-**	388
Movements in share capital	**1,096**	505
Capital contribution by minority interests	**2,820**	-
Total equity at 30 June	**1,592,456**	1,489,244

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2005 – unaudited

	Six months ended 30 June	
	2005	2004
	HK$'000	*HK$'000*
Net cash from/(used in) operating activities	**131,049**	(75,549)
Net cash (used in)/from investing activities	**(204,792)**	79,111
Net cash from financing activities	**59,833**	5,027
Net (decrease)/increase in cash and cash equivalents	**(13,910)**	8,589
Effect of foreign exchange rates changes	**(2,191)**	(28)
Cash and cash equivalents at 1 January	**669,394**	534,884
Cash and cash equivalents at 30 June	**653,293**	543,445
Analysis of the balances of cash and cash equivalents		
Cash at bank and in hand	**170,404**	90,553
Deposits with banks and other financial institutions	**482,889**	452,892
	653,293	543,445

Notes:-

1. **Basis of preparation**

This unaudited interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Hong Kong Accounting Standards ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The same accounting policies and basis of preparation adopted in the Group's 2004 audited annual financial statements have been applied to the 2005 interim financial report except for the accounting policy changes that are expected to be reflected in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 2.

2. **Changes in accounting policies**

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") and HKASs (herein collectively referred to as "HKFRSs") which are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December 2005, on the basis of HKFRSs currently in issue.

In the current period, the application by the Group, for the first time, of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively.

The following sets out further information on the changes in the accounting policies for the annual accounting period beginning on 1 January 2005 which have been reflected in this interim financial report.

(i) *Amortisation of positive goodwill*

On the adoption of HKFRS 3 "Business Combinations", the Group has ceased amortisation of positive goodwill from 1 January 2005 and eliminated the accumulated amortisation as at 31 December 2004 with a corresponding decrease in the cost of positive goodwill. Positive goodwill is subject to impairment testing at least annually. In prior years, positive goodwill was amortised to the consolidated income statement on a straight-line basis over its estimated useful life of 20 years. The adoption of HKFRS 3 has increased the Group's profit for the six months ended 30 June 2005 by HK$841,000 (2004: HK$Nil) as positive goodwill is no longer amortised.

(ii) *Leasehold land and buildings held for own use*

Following the adoption of HKAS 17 "Leases", where the land and buildings components of a lease can be separated reliably and the land is held on an operating lease, the land is presented separately from "Fixed Assets" and included in "Non-current Assets" under the caption of "Interest in leasehold land held for own use under operating leases". Any lease premiums or other costs of acquiring the leasehold land are spread over the lease term.

(iii) *Investment property*

On the adoption of HKAS 40 "Investment Property", where the future use of the property is currently undetermined, the property is regarded as held for capital appreciation and therefore classified as investment property. Investment properties are stated at cost less accumulated depreciation and impairment loss, if any.

(iv) *Other financial assets and convertible notes*

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" have resulted in changes in accounting policies as follows:

(a) Non-trading securities were redesignated as other financial assets on 1 January 2005.

(b) Convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits). Convertible notes were stated at issue price in prior years.

The change was adopted by way of an increase to the opening balance of the capital reserve of HK$1,961,000 and a retained earnings decrease of HK$680,000 at 1 January 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

As a result of this new policy, profit for the six months ended 30 June 2005 has decreased by HK$85,000.

(v) *Share option schemes*

In prior years, no amounts were recognised when grantees (which term includes employees, directors and business associates) were granted share options over shares in the Company. If the grantees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1 January 2005, in order to comply with HKFRS 2 "Share-based payment", the Group is required to recognise the fair value of such options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group's accounting policies. A corresponding increase is recognised in a capital reserve within the entity.

Where the grantees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an grantee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised the related capital reserve is transferred directly to retained profits.

The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i) all options granted to grantees on or before 7 November 2002; and

(ii) all options granted to grantees after 7 November 2002 but which had vested before 1 January 2005.

All the options granted by the Company fall within the above two categories. This change in accounting policy has no impact on the results of the Group for the six months ended 30 June 2005. Details of the share option schemes can be found in the Company's annual report for the year ended 31 December 2004 and page 21 of this interim financial report.

3. Segmental information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group. In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Segment assets		**Capital expenditure incurred for**	
	at 30 June 2005	at 31 December 2004	**the period ended 30 June 2005**	the year ended 31 December 2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Europe	**101,014**	95,300	**12**	793
Hong Kong and PRC	**1,853,507**	1,869,751	**39,899**	80,432
North America	**30,290**	26,893	**4**	47
Rest of Asia	**269,044**	119,683	**706**	2,571

The analysis of the geographical locations of the turnover of the Group during the financial period is as follows:

	Six months ended 30 June	
	2005	2004
	HK$'000	*HK$'000*
Asia *(Note)*	**629,379**	593,178
Europe	**325,248**	331,383
North America	**41,089**	43,919
Others	**26,948**	12,674
	1,022,664	981,154

Note: Sales to Asia for the 6 months ended 30 June 2005 included sales to Hong Kong and PRC for the same period amounting to HK$422,610,000 (2004: HK$515,979,000).

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

4. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2005	2004
		HK$'000	*HK$'000*
			(restated)
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within five years	**2,449**	992
	Interest on convertible notes	**936**	936
		3,385	1,928
(b)	Other items:		
	Cost of inventories	**736,707**	687,077
	Amortisation of goodwill	**–**	841
	Amortisation of intangible assets	**811**	811
	Amortisation of land lease premium	**446**	422
	Loss on disposal of other financial assets	**–**	388
	Gain on disposal of trading securities	**(7,534)**	(2,484)
	Loss on revaluation of trading securities	**2,099**	3,951
	Investment income	**(2,547)**	(2,668)
	Other interest income	**(6,646)**	(2,672)
	Rental income under operating leases	**(183)**	(1,574)
	Other income	**(1,663)**	(1,449)

5. Income tax

	Six months ended 30 June	
	2005	2004
	HK$'000	*HK$'000*
Current tax		
Hong Kong taxation	**7,176**	12,022
Overseas taxation	**4,381**	5,517
	11,557	17,539
Deferred tax		
Reversal of temporary differences	**(798)**	(2,586)
	10,759	14,953

The provision for Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the six months ended 30 June 2005. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

As disclosed in the Group's audited financial statements for the year ended 31 December 2004, a subsidiary has received from the Hong Kong Inland Revenue Department ("IRD") additional assessments relating to prior years for taxation totalling HK$141 million. These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The directors of the subsidiary consider that there are grounds to contest the additional assessments and have indicated that they will pursue this case vigorously. The subsidiary has formally objected to the additional assessments and has purchased Tax Reserve Certificates totalling HK$45 million pending the outcome of the objection. They are now in negotiation with the IRD and have made provisions of HK$65 million (31/12/2004: HK$61 million).

6. Earnings per share

(a) The calculation of basic earnings per share is based on the unaudited profit attributable to equity holders of the parent of HK$98,056,000 (2004: HK$96,014,000) and the weighted average number of 316,369,113 shares (2004: 310,338,547 shares) in issue during the period.

(b) The calculation of diluted earnings per share is based on the unaudited profit attributable to equity holders of the parent of HK$98,056,000 (2004: HK$96,014,000) and the weighted average number of 318,872,140 shares (2004: 312,321,857 shares) after adjusting for the effects of all dilutive potential shares.

	Six months ended 30 June	
	2005	2004
	Number of shares	Number of shares
Weighted average number of shares for the purpose of basic earnings per share	**316,369,113**	310,338,547
Deemed issue of shares for no consideration arising from share options	**2,503,027**	1,983,310
Weighted average number of shares for the purpose of diluted earnings per share	**318,872,140**	312,321,857

7. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2005	At 31 December 2004
	HK$'000	*HK$'000*
Within 60 days of the invoice issue date	**371,828**	437,715
61 to 90 days after the invoice issue date	**55,127**	40,565
91 to 120 days after the invoice issue date	**8,095**	5,255
More than 120 days but within 12 months after the invoice issue date	**12,922**	17,647
	447,972	501,182

Debts are due within 90 days from the date of the invoice.

8. Cash and cash equivalents

	At 30 June 2005 HK$'000	At 31 December 2004 HK$'000
Deposits with banks and other financial institutions	**482,889**	587,871
Cash at bank and in hand	**170,404**	81,535
Cash and cash equivalents in the balance sheet	**653,293**	669,406
Bank overdrafts	**-**	(12)
Cash and cash equivalents in the cash flow statement	**653,293**	669,394

9. Trade and other payables

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

	At 30 June 2005 HK$'000	At 31 December 2004 HK$'000
Within 60 days of supplier invoice date	**196,393**	216,675
61 to 120 days after supplier invoice date	**24,482**	23,268
More than 120 days but within 12 months after supplier invoice date	**3,428**	13,293
	224,303	253,236

10. Capital and reserves

(a) Capital and reserves

	Total attributable to equity holders of the parent								
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Investment revaluation reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
2004									
At 1 January 2004	77,574	616,286	(16,473)	2,492	1,933	745,406	1,427,218	39,381	1,466,599
Final dividend approved in respect of previous year	-	-	-	-	-	(86,906)	(86,906)	-	(86,906)
Shares issued under share option scheme	23	-	-	-	-	-	23	-	23
Share premium arising from issue of shares	-	482	-	-	-	-	482	-	482
Exchange differences	-	-	450	-	-	-	450	(61)	389
Revaluation deficit	-	-	-	(574)	-	-	(574)	-	(574)
Revaluation deficit transferred to the income statement on disposal of securities	-	-	-	388	-	-	388	-	388
Profit for the period	-	-	-	-	-	96,014	96,014	12,829	108,843
At 30 June 2004	**77,597**	**616,768**	**(16,023)**	**2,306**	**1,933**	**754,514**	**1,437,095**	**52,149**	**1,489,244**
Shares issued under share option scheme	17	-	-	-	-	-	17	-	17
Allotment of shares from scrip dividends	1,445	-	-	-	-	-	1,445	-	1,445
Share premium arising from issue of shares	-	40,621	-	-	-	-	40,621	-	40,621
Exchange differences	-	-	3,554	-	-	-	3,554	262	3,816
Revaluation surplus	-	-	-	3,259	-	-	3,259	-	3,259
Revaluation surplus transferred to the income statement on disposal of securities	-	-	-	(200)	-	-	(200)	-	(200)
Dividend payable to minority shareholder	-	-	-	-	-	-	-	(6,784)	(6,784)
Interim dividends declared in respect of the current year	-	-	-	-	-	(31,459)	(31,459)	-	(31,459)
Profit for the period	-	-	-	-	-	96,698	96,698	10,281	106,979
At 31 December 2004	**79,059**	**657,389**	**(12,469)**	**5,365**	**1,933**	**819,753**	**1,551,030**	**55,908**	**1,606,938**

	Total attributable to equity holders of the parent									
	Share capital HK$'000	Share premium HK$'000	Exchange fluctuation reserve HK$'000	Investment revaluation reserve HK$'000	Capital reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
2005										
At 1 January 2005	79,059	657,389	(12,469)	5,365	-	1,933	819,753	1,551,030	55,908	1,606,938
Effect of Adopting HKAS 32 *(note 2(iv)(b))*	-	-	-	-	1,961	-	(680)	1,281	-	1,281
As restated	79,059	657,389	(12,469)	5,365	1,961	1,933	819,073	1,552,311	55,908	1,608,219
Final dividend approved in respect of previous year	-	-	-	-	-	-	(88,607)	(88,607)	-	(88,607)
Shares issued under share option scheme	55	-	-	-	-	-	-	55	-	55
Share premium arising from issue of shares	-	1,041	-	-	-	-	-	1,041	-	1,041
Exchange differences	-	-	(4,638)	-	-	-	-	(4,638)	(297)	(4,935)
Revaluation deficit	-	-	-	(405)	-	-	-	(405)	-	(405)
Capital contribution by minority interests	-	-	-	-	-	-	-	-	2,820	2,820
Profit for the period	-	-	-	-	-	-	98,056	98,056	(23,788)	74,268
At 30 June 2005	**79,114**	**658,430**	**(17,107)**	**4,960**	**1,961**	**1,933**	**828,522**	**1,557,813**	**34,643**	**1,592,456**

(b) *Dividends*

After the balance sheet date, the following dividends were proposed by the Board. The dividends have not been recognised as a liability at the balance sheet date.

	At 30 June 2005 ***HK$'000***	At 31 December 2004 *HK$'000*
Dividends not provided for	**31,920**	88,604

Note: Dividend distribution

There is a difference of HK$3,000 between the amount of the dividend not provided for at 31 December 2004, HK$88,604,000, as stated in Note 10 (b) and the amount of the final dividend for the year ended 31 December 2004 (the "2004 Final Dividend"), HK$88,607,000, as stated in Note 10 (a). The difference represents the amount of dividend payable for shares issued upon the exercise of share options between the date on which the 2004 Final Dividend was declared and the record date for the 2004 Final Dividend.

11. Capital commitments

Capital commitments representing purchase of plant and equipment not provided for in the Group's financial statements were as follows:

	At 30 June 2005	At 31 December 2004
	HK$'000	*HK$'000*
Contracted for	**24,424**	7,184

12. Contingent liabilities

At 30 June 2005, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$131,842,000 (at 31 December 2004: HK$76,674,000).

13. Material related party transactions

There were no material related party transactions during the period (2004: Nil).

INTERIM DIVIDEND

The directors of the Company ("the Directors") declared an interim dividend of 10 cents per share (2004: 10 cents) for the six months ended 30 June 2005, to be satisfied by way of scrip dividend with cash option, to shareholders whose names appear on the register of members of the Company on Tuesday, 20 September 2005. Subject to the Listing Committee of the Stock Exchange granting listing of and permission to deal in the new shares of the Company, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount of the interim dividend which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment of the interim dividend in cash instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 27 September 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 14 September 2005 to Tuesday, 20 September 2005, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 13 September, 2005.

BUSINESS REVIEW

Turnover for the first half of 2005 was HK$1,023 million, representing an increase of 4.2% from the same period of last year. Profit attributable to shareholders for the interim period amounted to HK$98 million, compared with HK$96 million a year earlier. Basic earnings per share were 30.99 HK cents, compared with 30.94 HK cents a year earlier.

The first half of 2005 was a period of progress for Varitronix. Sales of our automobile and industrial/consumer products grew healthily although those for our telecommunications products declined amidst unfavorable market conditions in China.

Sales of automotive products were higher than the same period last year, which helped to strengthen our leading position in the automotive display sector. Our quality products consistently met the strict requirements imposed by major European, American as well as Korean automakers. During the period under review, orders from Korea were especially strong, thanks to the country's booming auto industry. With our extensive sales network covering major auto manufacturing bases, we are well positioned to serve our customers and prosper with them.

The performance of the industrial/consumer segment was encouraging. Sales of our displays used in industrial, medical equipment and personal entertainment instruments continued to be solid. In the particular sector of personal entertainment instruments, the positive response from major Asian-based manufacturers helped us establish a strong foothold.

The mobile phone market in China experienced a period of consolidation, particularly among domestic phone-makers, as a result of strong competition from foreign brands and rampant counterfeit products. Our business was adversely affected. In prompt response, we strengthened distribution channels, broadened product variety and established closer working relationships with our customers. Moreover, Varitronix Pengyuan Ltd., our 51%-owned subsidiary which designs and distributes mobile phone products in China, is currently undergoing rationalisation. We shall come out of the market trough with a more streamlined and competitive operational structure.

The restructuring of our Malaysian operation is in progress while the negotiation for a possible merger between our subsidiary Varitronix (Malaysia) Sdn. and Crystal Clear Technology Sdn. has been terminated. We will closely monitor the performance of our Malaysian operation and will take necessary corrective measures. Such measures may result in certain write-offs, which can be ascertained towards the end of the year.

PROSPECTS

We have taken certain important steps in our pursuit of leadership in display technologies. The investment in Ness Display, a Korean-based OLED (Organic Light-Emitting Diode) display manufacturer, in June 2005, provided us with the access to advanced know-how of the OLED technology.

While currently being used in laptop computers, flat panel TVs, mobile phones and many other consumer products, TFT-LCD displays have become increasingly appealing to industrial equipment manufacturers, automakers as well as medical products manufacturers. Our sales of TFT-LCD products accounted for a substantial proportion of turnover for the period under review, and will continue to be one of our key technological focuses in the future. To accelerate our development process, we are seeking possible alliances with TFT-LCD manufacturers.

Nevertheless, it is expected that CSTN-LCD (Color Supertwisted Nematic Liquid Crystal Display) will continuously gain its market share in low cost applications, especially in the area of lower-end mobile phones. Therefore, we have further upgraded and expanded one of our production lines in our Heyuan plant, which will increase our capacity for CSTN-LCD as well as other display products of demanding specifications. Mass production has been scheduled for the fourth quarter of the year.

With 27 years of experience in the LCD business and a new management team in place, we have established ourselves as one of the world's leading small display LCD manufacturers offering a complete range of display solutions. Although the outlook for the second half of 2005 remains challenging, given the uncertain PRC mobile handset market, we are confident that, going forward, we will achieve balanced growth across different markets and product offerings.

STAFF

At the end of June 2005, the Group employed approximately 4,710 persons around the world, of whom approximately 420 were in Hong Kong, 3,900 in PRC and 390 overseas.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continues to maintain a strong financial position. At 30 June 2005, the Group had a total shareholders' equity amounting to approximately HK$1.6 billion and a liquid portfolio of HK$904 million (31/12/2004: HK$820 million) of which HK$653 million (31/12/2004: HK$669 million) was in cash and cash equivalents and HK$251 million (31/12/2004: HK$151 million) in securities. The Group has low bank borrowings and has little exposure to foreign exchange fluctuations as most of its assets, receipts and payments are in HK dollars or US dollars.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2005, the interests of the Directors and their associates in the share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (the "SFO Ordinance")) as recorded in the register maintained by the Company under Section 352 of the SFO Ordinance were as follows:

(a) Interests in shares of the Company

Name of Director	Shares of HK$0.25 each Personal interests *(Note 1)*	Corporate interests	Total	Approximate % of shareholding
Dr. Chang Chu Cheng	22,462	16,903,716 *(Note 2)*	16,926,178	5.34
Mr. Johnson Ko Chun Shun	–	32,212,000 *(Note 3)*	32,212,000	10.17
Dr. Yan Sze Kwan	2,371,072	–	2,371,072	0.74
Mr. Chung Shun Ming	2,334,314	–	2,334,314	0.73
Mr. Kwok Siu Kwan	1,283,959	–	1,283,959	0.40

Notes:

(1) The shares are held by the respective Directors personally as beneficial owners.

(2) Omnicorp Limited, a company owned equally by Dr. Chang Chu Cheng ("Dr. Chang") and his wife, Madam Iling Sieh ("Mrs. Chang"), held 10,700,000 shares of the Company. A family trust of Dr. Chang and Mrs. Chang was the beneficial owner of the issued share capital of Colville Group Limited which held 6,203,716 shares of the Company.

(3) Rockstead Technology Limited, a company wholly owned by Mr. Johnson Ko Chun Shun held 32,212,000 shares of the Company.

(4) As at 30 June 2005, the issued share capital of the Company comprised 316,454,859 shares.

(b) Interests in shares of subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr. Chang Chu Cheng	960	78
Dr. Yan Sze Kwan	123	10
Mr. Chung Shun Ming *(Note 1)*	50	8
Mr. Kwok Siu Kwan	50	4
	1,183	100

Notes:

1. Mr. Chung Shun Ming holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.

2. Except for the above 4 non-voting deferred shares, the other non-voting deferred shares are held by the respective Directors as beneficial owners.

(c) Interests in share options of the Company

	Date granted	Number of options at 1.1.2005	Options granted/ (exercised) during the period	Number of options at 30.6.2005	Exercisable period	Price per share to be paid on exercise of option HK$	Market value per share at date of grant of options HK$
Director							
Dr. Chang Chu Cheng	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	300,000	-	300,000	21.12.2004-20.12.2014	7.450	7.45
Dr. Yan Sze Kwan	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	-	3,000,000	21.12.2004-20.12.2014	7.450	7.45
Mr. Chung Shun Ming	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	-	3,000,000	21.12.2004-20.12.2014	7.450	7.45
Mr. Kwok Siu Kwan	9.6.1999	150,000	-	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	-	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	-	3,000,000	21.12.2004-20.12.2014	7.450	7.45
		13,450,000	-	13,450,000			

All the interests disclosed above represent long position in the shares of the Company or its associated corporations (within the meaning of the SFO Ordinance).

Save as mentioned above, none of the Directors, Chief Executives and their associates of the Company as at 30 June 2005 had any interests or short position in the shares or underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO Ordinance) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO Ordinance.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 30 June 2005, other than the interests disclosed above in respect of Dr. Chang Chu Cheng, Mr. Johnson Ko Chun Shun and Rockstead Technology Limited, the following had an interest of 5% or more in the issued share capital of the Company:

Name of Shareholder	Capacity	Number of shares held	Approximate % of shareholding
Mr. Cheah Cheng Hye	Interest of a controlled corporation *(note a)*	22,718,974	7.17
Value Partners Limited	Beneficial owner *(note a)*	22,718,974	7.17
J.P. Morgan Chase & Co.			
– Long position	Investment manager and other *(note b)*	22,089,280	6.98
– Lending pool	–	20,088,993	6.34

Notes:

(a) Mr. Cheah Cheng Hye was deemed (by virtue of the SFO) to be interested in 22,718,974 shares in the Company. These shares were held by Value Partners limited, which was 31.82% owned by Mr. Cheah Cheng Hye.

(b) The interests of J.P. Morgan Chase & Co. in the Company were held by a number of its wholly-owned subsidiaries.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 30 June 2005.

SHARE OPTION SCHEMES

	Date granted	Number of options at 1.1.2005	Options exercised during the period	Number of options at 30.6.2005	Exercisable period	Price per share to be paid on exercise of option HK$	Market value per share at date of grant of options HK$
Directors	9.6.1999	150,000	–	150,000	9.7.1999–8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002–30.10.2012	4.605	4.35
	21.12.2004	9,300,000	–	9,300,000	21.12.2004–20.12.2014	7.45	7.45
Employees	9.6.1999	430,250	–	430,250	9.7.1999–8.7.2009	10.90	15.00
	1.6.2000	688,000	–	688,000	1.7.2000–30.6.2010	11.30	13.40
	30.8.2001	265,000	(96,000)	169,000	30.8.2001–29.8.2011	3.06	3.68
	13.9.2002	199,000	(32,000)	167,000	13.9.2002–12.9.2012	3.905	3.85
	6.10.2003	433,000	(55,000)	378,000	6.10.2003–5.10.2013	7.35	7.35
	20.12.2004	2,596,000	(36,500)	2,559,500	20.12.2004–19.12.2014	7.50	7.50
		18,061,250	(219,500)	17,841,750			

Notes:

1. No share option was granted and lapsed during the period.

2. The total number of shares available for issue under the Share Option Schemes at 30 June 2005 represents 5.638% of the issued share capital of the Company at that date.

3. The consideration paid by each employee for the options granted was HK$1.

4. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$8.470.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, there was no purchase, sale or redemption by the Company or any of its subsidiaries of its listed securities.

CORPORATE GOVERNANCE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2005, in compliance with the Code on Corporate Governance Practices (the "Corporate Governance Code") as set out in Appendix 14 of the Listing Rules.

In compliance with the code provisions of the Corporate Governance Code which came into force on 1 January 2005, the Company has set up a Remuneration Committee with terms of reference which are in line with the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors by Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules. Following specific enquiry by the Company, all Directors confirmed that they have complied with the required standards as set out in the Model Code throughout the period under review.

AUDIT COMMITTEE

The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim results for the six months ended 30 June 2005 of the Company now reported on.

REMUNERATION COMMITTEE

The Remuneration Committee is headed by Dr. William Lo Wing Yan, an Independent Non-executive Director. The other members of the Remuneration Committee are Mr. Hou Ziqiang, an Independent Non-executive Director, and Mr. Johnson Ko Chun Shun, an Executive Director.

DIRECTORS

As at the date of this report, the Board comprises ten directors, of which Dr. Chang Chu Cheng, Mr. Johnson Ko Chun Shun, Mr. Tony Tsoi Tong Hoo, Dr. Yan Sze Kwan, Mr. Chung Shun Ming, Mr. Kwok Siu Kwan and Mr. Cecil Ho Te Hwai are executive Directors and Dr. William Lo Wing Yan, Mr. Yuen Kin and Mr. Hou Ziqiang are independent non-executive Directors.

By Order of the Board
Dr. Chang Chu Cheng
Chairman

Hong Kong, 29 August 2005

企業管治

董事並不知悉有任何資料顯示，於截至二零零五年六月三十日止之六個月內，本公司未有遵守載於上市規則附錄14的企業管治常規守則。

為遵守於二零零五年一月一日生效之企業管治常規守則所載的守則條文規定，本公司已成立薪酬委員會。薪酬委員會已採納與企業管治守則所載的守則條文一致之職權範圍書。

董事進行證券交易的標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易的標準守則（「標準守則」）。經本公司特別查詢後，全體董事確認彼等在回顧期內已遵守標準守則所載的規定。

審核委員會

審核委員會已聯同管理人員檢討本集團所採納之會計政策及慣例，並曾商討內部監控及財務申報等事宜，包括審閱現時呈報之本公司截至二零零五年六月三十日止六個月之未經審核中期業績。

薪酬委員會

薪酬委員會由獨立非執行董事盧永仁博士領導。薪酬委員會其他成員為獨立非執行董事侯自強先生及執行董事高振順先生。

董事

於本報告日期，本公司董事會由十名董事組成，其中張樹成博士、高振順先生、蔡東豪先生、甄仕坤博士、鍾信明先生、郭兆坤先生及賀德懷先生為執行董事，而盧永仁博士、袁健先生及侯自強先生為獨立非執行董事。

承董事會命
主席
張樹成博士

香港，二零零五年八月二十九日

購股權計劃

	授出日期	於二零零五年一月一日購股權數量	期內行使之購股權數量	於二零零五年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 港元	購股權授出日之市場價格 港元
董事	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	4,000,000	–	4,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	9,300,000	–	9,300,000	21.12.2004-20.12.2014	7.45	7.45
僱員	9.6.1999	430,250	–	430,250	9.7.1999-8.7.2009	10.90	15.00
	1.6.2000	688,000	–	688,000	1.7.2000-30.6.2010	11.30	13.40
	30.8.2001	265,000	(96,000)	169,000	30.8.2001-29.8.2011	3.06	3.68
	13.9.2002	199,000	(32,000)	167,000	13.9.2002-12.9.2012	3.905	3.85
	6.10.2003	433,000	(55,000)	378,000	6.10.2003-5.10.2013	7.35	7.35
	20.12.2004	2,596,000	(36,500)	2,559,500	20.12.2004-19.12.2014	7.50	7.50
		18,061,250	(219,500)	17,841,750			

附註：

1. 期內並無購股權授出及報廢。
2. 二零零五年六月三十日的購股權計劃的可發行股份總數為本公司當日發行股本之5.638%。
3. 每位僱員以代價1元取得獲贈之購股權。
4. 於行使購股權前一天之每股加權平均收市價為8.470港元。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回其上市證券。

在本公司股本中之主要權益

於二零零五年六月三十日，根據《證券及期貨條例》第336條規定而保管之股份權益及淡倉登記冊所載（除上述已披露有關張樹成博士、高振順先生及Rockstead Technology Limited之權益外），下列股東於本公司之已發行股本中持有5%或以上之權益：

股東名稱	身分	股份數量	佔股權概約百分比
謝清海先生	受控公司權益 *(附註a)*	22,718,974	7.17
Value Partners Limited	實益擁有人 *(附註a)*	22,718,974	7.17
J.P. Morgan Chase & Co.			
－好倉	投資經理及其他 *(附註b)*	22,089,280	6.98
－可供借出的股份	－	20,088,993	6.34

附註：

(a) 謝清海先生（基於證券及期貨條例）被視作擁有本公司22,718,974股股份之權益。該等股份由Value Partners Limited持有，而該公司由謝清海先生擁有31.82%權益。

(b) J.P. Morgan Chase & Co.擁有之權益由其數間全資附屬公司持有。

除上文所披露者外，於二零零五年六月三十日，根據《證券及期貨條例》第336條規定而保管的登記冊中，概無任何人持有本公司5%或以上之已發行股本。

(c) 在本公司購股權計劃之權益

	授出日期	於二零零五年一月一日購股權數量	期內授出／(行使)之購股權數量	於二零零五年六月三十日購股權數量	行使期	行使購股權時將予支付每股價格 港元	購股權授出日之市場價格 港元
董事							
張樹成博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	300,000	–	300,000	21.12.2004-20.12.2014	7.450	7.45
甄仕坤博士	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	–	3,000,000	21.12.2004-20.12.2014	7.450	7.45
鍾信明先生	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	–	3,000,000	21.12.2004-20.12.2014	7.450	7.45
郭兆坤先生	9.6.1999	150,000	–	150,000	9.7.1999-8.7.2009	10.90	15.00
	30.10.2002	1,000,000	–	1,000,000	31.10.2002-30.10.2012	4.605	4.35
	21.12.2004	3,000,000	–	3,000,000	21.12.2004-20.12.2014	7.450	7.45
		13,450,000	–	13,450,000			

以上披露之本公司及其相聯法團(定義見《證券及期貨條例》)之股本權益均為好倉。

除上文所披露者外，於二零零五年六月三十日，根據《證券及期貨條例》第352條規定而保管的登記冊中記錄，本公司各董事，最高行政人員及其聯繫人士概無於本公司及其任何相聯法團(定義見《證券及期貨條例》)持有股份、相關股份及債券之權益或淡倉。

附註：

1. 董事各自以個人名義持有股本並為股本之實益擁有人。

2. 張樹成博士(「張博士」)及其妻子謝依玲女士(「謝女士」)以相同比例擁有之公司Omnicorp Limited持有10,700,000股本公司股份。張博士及謝女士之家庭信託為Colville Group Limited已發行股本之實益擁有人,而該公司持有6,203,716股本公司股份。

3. 高振順先生全資擁有之公司Rockstead Technology Limited持有32,212,000股本公司股份。

4. 於二零零五年六月三十日,本公司之已發行股本包括316,454,859股股份。

(b) 在附屬公司之權益

	精電有限公司 每股1,000港元之 無投票權遞延股份	**多源地產有限公司 每股100港元之 無投票權遞延股份**
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明先生 *(附註1)*	50	8
郭兆坤先生	50	4
	1,183	100

附註：

1. 鍾信明先生持有為多源地產有限公司(「多源地產」)之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。

2. 除以上4股無投票權遞延股份外,其餘無投票權遞延股份乃董事各自以個人名義持有;董事並為股本之實益擁有人。

作為世界領先小尺寸液晶顯示屏生產商之一，我們擁有27年液晶顯示屏行業經驗，加上新管理團隊，不斷為客戶提供全面顯示技術解決方案。雖然在國內流動電話市場的陰霾下，二零零五年下半年前景充滿挑戰；展望未來，我們有信心在各市場和產品種類達到均衡的增長。

員工

於二零零五年六月底，本集團於全球共僱用約4,710名員工，其中約420名、3,900名及390名分別駐於香港、中國及海外。

流動資金及財務資源

本集團之財政狀況維持穩健。於二零零五年六月三十日，本集團之股東應佔權益總額約達16億港元，流動投資組合價值904,000,000港元（二零零四年十二月三十一日：820,000,000港元），其中653,000,000港元（二零零四年十二月三十一日：669,000,000港元）為現金及現金等價物，而251,000,000港元（二零零四年十二月三十一日：151,000,000港元）則為證券。本集團之銀行借貸處於低水平，且由於本集團大部份資產、收入及付款均以港元或美元計算，故本集團所受外匯波動的風險有限。

董事股份權益

於二零零五年六月三十日，按照《證券及期貨條例》第352條規定而保管的登記冊中記錄，本公司各董事及其聯繫人士在本公司及其相聯法團（定義見《證券及期貨條例》）之已發行股本中擁有下列權益：

(a) 在本公司之權益

董事姓名	本公司每股0.25港元之股份 個人權益 *（附註1）*	公司權益	總計	佔股權之 概約百分比
張樹成博士	22,462	16,903,716 *（附註2）*	16,926,178	5.34
高振順先生	–	32,212,000 *（附註3）*	32,212,000	10.17
甄仕坤博士	2,371,072	–	2,371,072	0.74
鍾信明先生	2,334,314	–	2,334,314	0.73
郭兆坤先生	1,283,959	–	1,283,959	0.40

工業／消費產品業績令人鼓舞。應用於工業、醫療設備及個人娛樂器材的顯示器銷售持續穩健。個人娛樂器材方面，亞洲各主要廠家反應良好，有助我們建立穩固的市場地位。

國內流動電話市場方面，中國的本地生產商正處於調整期，面對海外品牌和猖獗的冒牌貨的強烈競爭。我們的生意亦受影響。我們因而迅速應變，強化了分銷渠道、擴闊了產品的品種和鞏固客戶關係。集團持有51%股權的附屬公司－北京精電蓬遠顯示技術有限公司，在國內從事流動電話的設計和分銷，我們正重整其架構，使其更有效率及具競爭力，步出市場低谷。

馬來西亞業務重組正進行中，而有關Varitronix (Malaysia) Sdn Bhd與Crystal Clear Technology Sdn Bhd合併之談判已終止。我們將密切注視馬來西亞業務的表現，並會作出適當的矯正措施，有關措施可能帶來若干撇賬，這須待年底才有定案。

前瞻

我們為邁向顯示器科技領導地位踏出重要一步，於今年六月投資韓國有機發光二極管顯示器製造商Ness Display，讓我們接觸有關的先進技術。

TFT液晶顯示屏現時應用於手提電腦、平面電視、流動電話以及其他消費產品，這類顯示屏也愈來愈受到工業儀器生產商、車廠和醫療器材供應商的青睞，回顧期內，TFT液晶顯示屏佔集團營業額顯著比重，將繼續是我們重點發展技術之一。為加快發展步伐，我們正尋求與TFT液晶顯示屏器生產商結盟的機會。

然而，CSTN彩色液晶顯示屏，相信將繼續在低成本產品的應用上取得市場佔有率，尤其是在低檔流動電話的領域上。因此，我們已進一步提升及擴充其中一條在河源廠房的生產線，這將提升我們CSTN彩色液晶顯示屏以及其他高端顯示屏產品的產能。新的產能線將於今年第四季開始。

中期股息

本公司董事（「董事」）宣佈採取以股代息（可選擇現金）方式派發截至二零零五年六月三十日止六個月之中期股息每股10仙（二零零四年：10仙）予於二零零五年九月二十日（星期二）名列本公司股東名冊內之股東。經聯交所上市委員會批准本公司新股份上市及買賣後，未選擇現金派發之股東將獲配發已繳足股款之股份，獲配發股份之市值將與可選擇以現金收取中期股息之總額相等。各股東亦可選擇以現金中期股息代替配發股份。有關以股代息之詳情，將會以書函形式，連同選擇收取現金股息之表格，於二零零五年九月二十七日左右寄予各股東。

暫停辦理股份過戶登記手續

本公司將由二零零五年九月十四日（星期三）至二零零五年九月二十日（星期二），首尾兩天包括在內，暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有過戶文件連同有關股票須於二零零五年九月十三日（星期二）下午四時前交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-16舖。

業務回顧

二零零五年上半年營業額為1,023,000,000港元，較去年同期上升4.2%。股東應佔溢利為98,000,000港元，較去年同期的96,000,000港元為高，基本每股盈利為30.99港仙，去年同期為30.94港仙。

今年上半年精電取得不錯的進展，雖然通訊產品銷售受中國市場不利因素影響而下跌，汽車設備和工業／消費類產品銷售仍健康增長。

汽車設備產品銷售較去年同期高，有助強化我們在汽車顯示設備工業的領導地位。我們的優質產品貫徹符合歐洲、美國和韓國主要汽車製造商的嚴格要求。受惠於韓國汽車業的興旺，來自該國的訂單因而有所增加。我們的銷售網絡廣闊地覆蓋主要汽車製造基地，使我們能夠有效地服務顧客，與他們一起成長。

11. 資本承擔

資本承擔包括購入廠房及機器，並未包括在財務報表內如下：

	於二零零五年 六月三十日 *千港元*	於二零零四年 十二月三十一日 *千港元*
已訂約	**24,424**	7,184

12. 或然負債

於二零零五年六月三十日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達131,842,000港元（於二零零四年十二月三十一日：76,674,000港元）。

13. 有關連人士的重大交易

期內並沒有有關連人士的重大交易事項。（二零零四年：無）。

	本公司股東應佔權益總額									
	股本	股份溢價	外匯浮動儲備	投資重估儲備	資本儲備	其他儲備	保留溢利	總計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
二零零五年										
於二零零五年一月一日	79,059	657,389	(12,469)	5,365	–	1,933	819,753	1,551,030	55,908	1,606,938
採納香港會計準則第32號的影響（*附註2(iv)(b)*）	–	–	–	–	1,961	–	(680)	1,281	–	1,281
重報	79,059	657,389	(12,469)	5,365	1,961	1,933	819,073	1,552,311	55,908	1,608,219
去年獲准之期末股息	–	–	–	–	–	–	(88,607)	(88,607)	–	(88,607)
根據購股權計劃發行的股本	55	–	–	–	–	–	–	55	–	55
發行股份產生之溢價	–	1,041	–	–	–	–	–	1,041	–	1,041
匯兌差額	–	–	(4,638)	–	–	–	–	(4,638)	(297)	(4,935)
投資重估虧損		–	–	(405)	–	–	–	(405)	–	(405)
少數股東權益投入資金	–	–	–	–	–	–	–	–	2,820	2,820
全期溢利	–	–	–	–	–	–	98,056	98,056	(23,788)	74,268
於二零零五年六月三十日	**79,114**	**658,430**	**(17,107)**	**4,960**	**1,961**	**1,933**	**828,522**	**1,557,813**	**34,643**	**1,592,456**

(b) 股息

於結算日後，董事會建議派發下列股息。該股息並未於資產負債表日計入負債內。

	於二零零五年六月三十日	於二零零四年十二月三十一日
	千港元	*千港元*
未計入負債內之股息	**31,920**	88,604

附註：股息分派

附註10(b)所呈報之於二零零四年十二月三十一日未計入負債內之股息數字為88,604,000港元，而附註10(a)所呈報之截至二零零四年十二月三十一日止年度之期末股息（「二零零四年之期末股息」）數字為88,607,000港元，二者相差3,000港元。此差異代表付給於二零零四年之期末股息之宣佈日期及登記日期之間因行使購股權所發行之股份之股息金額。

10. 股本及儲備

(a) 股本及儲備

	本公司股東應佔權益總額								
	股本 千港元	股份溢價 千港元	外匯浮動儲備 千港元	投資重估儲備 千港元	其他儲備 千港元	保留溢利 千港元	總計 千港元	少數股東權益 千港元	權益總額 千港元
二零零四年									
於二零零四年一月一日	77,574	616,286	(16,473)	2,492	1,933	745,406	1,427,218	39,381	1,466,599
去年獲准之期末股息	–	–	–	–	–	(86,906)	(86,906)	–	(86,906)
根據購股權計劃發行的股本	23	–	–	–	–	–	23	–	23
發行股份產生之溢價	–	482	–	–	–	–	482	–	482
匯兑差額	–	–	450	–	–	–	450	(61)	389
投資重估虧損	–	–	–	(574)	–	–	(574)	–	(574)
經計入收益表中證券出售之重估虧損	–	–	–	388	–	–	388	–	388
全期溢利	–	–	–	–	–	96,014	96,014	12,829	108,843
於二零零四年六月三十日	**77,597**	**616,768**	**(16,023)**	**2,306**	**1,933**	**754,514**	**1,437,095**	**52,149**	**1,489,244**
根據購股權計劃發行的股本	17	–	–	–	–	–	17	–	17
以股代息發行之股票	1,445	–	–	–	–	–	1,445	–	1,445
發行股份產生之溢價	–	40,621	–	–	–	–	40,621	–	40,621
匯兑差額	–	–	3,554	–	–	–	3,554	262	3,816
投資重估收益	–	–	–	3,259	–	–	3,259	–	3,259
經計入收益表中證券出售之重估收益	–	–	–	(200)	–	–	(200)	–	(200)
應付少數股東股息	–	–	–	–	–	–	–	(6,784)	(6,784)
年內宣佈派發之中期股息	–	–	–	–	–	(31,459)	(31,459)	–	(31,459)
全期溢利	–	–	–	–	–	96,698	96,698	10,281	106,979
於二零零四年十二月三十一日	**79,059**	**657,389**	**(12,469)**	**5,365**	**1,933**	**819,753**	**1,551,030**	**55,908**	**1,606,938**

8. 現金及現金等價物

	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元
銀行及其他財務機構之定期存款	**482,889**	587,871
銀行存款及現金	**170,404**	81,535
資產負債表中現金及現金等價物	**653,293**	669,406
銀行透支	**–**	(12)
現金流量報表中現金及現金等價物	**653,293**	669,394

9. 應付賬款及其他應付款項

應付賬款及其他應付款項中的應付賬款及應付票據之數期分析如下:

	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元
供應商之發票日起計60日內	**196,393**	216,675
供應商之發票日後計61日至120日	**24,482**	23,268
供應商之發票日後計120日以上、12個月以內	**3,428**	13,293
	224,303	253,236

6. 每股盈利

(a) 每股基本盈利按期內未經審核本公司股東應佔溢利98,056,000港元(二零零四年:96,014,000港元)及期內已發行股份之加權平均數316,369,113股(二零零四年:310,338,547股)計算。

(b) 每股攤薄盈利乃按期內未經審核本公司股東應佔溢利98,056,000港元(二零零四年:96,014,000港元)及期內就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數318,872,140股(二零零四年:312,321,857股)計算。

	六月三十日止六個月	
	二零零五年	二零零四年
	股數	股數
計算每股基本盈利所用之加權平均股數	**316,369,113**	310,338,547
假設因認股權以不收取代價方式而發行之股份	**2,503,027**	1,983,310
計算每股攤薄盈利所用之加權平均股數	**318,872,140**	312,321,857

7. 客戶及其他應收款項

客戶及其他應收款項中的客戶應收款項及應收票據(已扣除壞賬之撥備)之數期分析如下:

	於二零零五年六月三十日	於二零零四年十二月三十一日
	千港元	*千港元*
發票日起計60日內	**371,828**	437,715
發票日後61至90日	**55,127**	40,565
發票日後91至120日	**8,095**	5,255
發票日後120日以上、12個月以內	**12,922**	17,647
	447,972	501,182

應收款項在發票日後90天到期。

5. 所得稅

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
本期稅項		
香港稅項	**7,176**	12,022
海外稅項	**4,381**	5,517
	11,557	17,539
遞延稅項		
暫時差異之回撥	**(798)**	(2,586)
	10,759	14,953

香港利得稅準備是按截至二零零五年六月三十日止六個月的估計應評稅溢利以17.5%的稅率（二零零四年：17.5%）計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

如本集團截至二零零四年十二月三十一日止之經審計財務報表所述，本集團之一間附屬公司收到香港稅務局有關以往年度稅項數目為141,000,000港元之補加評稅。此等補加評稅與和香港稅務局就某些加工費用在評稅上是否為可抵扣費用之爭論有關。該附屬公司之董事認為有理據支持對補加評稅作抗論並表示會積極及努力地跟進此事。該附屬公司已正式對此等補加評稅提出反對，並已購買總值45,000,000港元之儲稅卷，正等待反對之結果。該公司之董事正與稅務局商議，並作65,000,000港元準備（二零零四年十二月三十一日：61,000,000港元）。

本集團於本財政期間按地區劃分之營業額分析如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
亞洲 *(附註)*	**629,379**	593,178
歐洲	**325,248**	331,383
北美洲	**41,089**	43,919
其他	**26,948**	12,674
	1,022,664	981,154

附註： 截至二零零五年六月三十日止六個月，銷售往亞洲包括同期銷售往香港及中國之422,610,000元（二零零四年：515,979,000元）。

由於每一地區之經營溢利與其營業額之正比關係強烈，故並無列出按地區劃分之經營溢利。

4. 除稅前溢利

除稅前溢利已扣除／(計入)：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
		(重報)
(a) 融資成本：		
五年內應償還的銀行墊資及其他借款之利息	**2,449**	992
可換股票據利息	**936**	936
	3,385	1,928
(b) 其他項目：		
存貨成本	**736,707**	687,077
商譽攤銷	**–**	841
無形資產攤銷	**811**	811
租賃土地攤銷	**446**	422
出售其他財務資產虧損	**–**	388
出售交易證券收益	**(7,534)**	(2,484)
交易證券重估虧損	**2,099**	3,951
投資收入	**(2,547)**	(2,668)
其他利息收入	**(6,646)**	(2,672)
租賃收入	**(183)**	(1,574)
其他收入	**(1,663)**	(1,449)

倘承受人選擇行使購股權，相關之資本儲備（連同行使價）轉撥往股本及股份溢價。倘購股權並未獲行使而失效，相關之資本儲備將直接轉撥往保留溢利。

本集團引用香港財務報告準則第2號第53段所載之過渡性條文，據此，新確認及計量政策並不適用於以下授予之購股權：

(i) 二零零二年十一月七日或之前授予承受人之購股權；及

(ii) 二零零二年十一月七日之後授予承受人，但於二零零五年一月一日之前已符合權益歸屬條件。

本公司所有已授予之購股權均屬以上兩類。此會計政策變動對截至二零零五年六月三十日止六個月之業績並沒有影響。購股權計劃詳情載於本公司截至二零零四年十二月三十一日止年度年報及本中期財務報告第21頁。

3. 分類資料

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要匯報方式。

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。地域分部收入乃按顧客所在區域而列出。分部資產及資本性支出，乃按資產所在區域而列出。

	分部資產		資本性支出	
	於二零零五年六月三十日	於二零零四年十二月三十一日	**截至二零零五年六月三十日期末**	截至二零零四年十二月三十一日年末
	千港元	*千港元*	***千港元***	*千港元*
歐洲	**101,014**	95,300	**12**	793
香港及中國	**1,853,507**	1,869,751	**39,899**	80,432
北美洲	**30,290**	26,893	**4**	47
亞洲其他地區	**269,044**	119,683	**706**	2,571

(iii) *投資物業*

採納香港會計準則第40號「投資物業」後，未確定用途之物業皆被視為持有作投資升值用途並且被納入為投資物業。投資物業以成本扣除折舊及減值虧損計算。

(iv) *其他財務資產及可換股票據*

採納香港會計準則第32號「金融工具：披露及呈列」及第39號「金融工具：確認及計量」導致本集團之會計政策有如下變動：

(a) 於二零零五年一月一日，非交易證券被改名為其他財務資產。

(b) 可換股票據在發行時被初步確認分為負債部份及權益部份：負債部份以公平值計算，而權益部份則為發行收入與負債部份公平值之差額。負債部份其後以攤銷成本計算。權益部份被確認在資本儲備裡，在可換股票據被轉換時撥入股份溢價，或在可換股票據被贖回時撥入保留溢利。在往年，可換股票據按發行價入賬。

該會計政策之改變導致資本儲備和保留溢利於二零零五年一月一日之期初數分別增加1,961,000港元及減少680,000港元。香港會計準則第39號之過渡安排規定不容許重報比較數字。

截至二零零五年六月三十日止之溢利因此新會計政策減少85,000港元。

(v) *購股權計劃*

於過往年度，本公司並無就承受人（包括僱員，董事及業務夥伴）獲授股份購股權而確認款項。倘承受人選擇行使購股權，僅按購股權應收行使價計入股本之賬面值及股份溢價。

由二零零五年一月一日起，為符合香港財務報告準則第2號「股份為基礎報酬」，本集團需於收益表內確認該等購股權之公平價值為開支，或倘該成本符合本集團之會計政策可確認為資產，則確認為資產。相關增幅於股本之資本儲備內確認。

倘承受人於行使購股權前須符合權益歸屬條件，本集團於歸屬期確認授出購股權之公允價值。否則，本集團於授出有關購股權期間確認其公平價值。

附註：—

1. 編製基準

此未經審核中期財務報告乃根據香港聯合交易所有限公司（「聯交所」）之上市規則（「上市規則」）之規定（包括遵守香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報表」）而製定。

除將於二零零五年之全年財務報表中反映之會計政策變動外，編製本中期財務報告所採用之會計政策與編製截至二零零四年十二月三十一日止年度已審核全年財務報表所採納之會計政策相同。會計政策變動詳情載於附註2。

2. 會計政策變動

香港會計師公會最近頒佈了多項於二零零五年一月一日或以後開始的會計期間生效或可被提早採納的香港財務報告準則及香港會計準則（以下統稱「香港財務報告準則」）。董事會按現行之香港財務報告準則決定編制本集團二零零五年十二月三十一日止年度全年財務報表所採納之會計政策。

於本期間，本集團首次應用香港財務報告準則，因而導致收益表、資產負債表及權益變動表之呈列方式改變，尤其是少數股東權益之呈列方式之改變。呈列方式之改變已追溯應用。

以下提供，已反映於本中期財務報表，於二零零五年一月一日開始的會計年度會計政策改變的進一步資料。

(i) 正商譽攤銷

集團採納香港財務報告準則第3號「業務合併」，由二零零五年一月一日起停止攤銷其正商譽並且抵銷累積攤銷於二零零四年十二月三十一日之賬面值，而正商譽之成本值亦相應減少。正商譽每年最少作檢測減值一次。在往年，正商譽乃按估計可用年期20年以直線法攤銷。採納香港財務報告準則第3號後正商譽不再被攤銷，本集團截至二零零五年六月三十日止之溢利因而上升841,000港元（二零零四年：無）。

(ii) 持有土地租賃作自用之經營租賃權益

採納香港會計準則第17號「租賃」後，凡能可靠地劃分土地部份和樓宇部份之租約且土地乃經營租賃，其土地部份不納入為固定資產而撥作非流動資產並披露為「持有土地租賃作自用之經營租賃權益」。土地租賃溢價及其他購買該土地之成本均按租賃年期攤銷。

簡明綜合現金流量報表

截至二零零五年六月三十日止六個月－未經審核

	截至六月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
來自／(用於)經營業務之淨現金	**131,049**	(75,549)
(用於)／來自投資活動之淨現金	**(204,792)**	79,111
來自融資活動之淨現金	**59,833**	5,027
現金及現金等價物項目之淨(減少)／增加	**(13,910)**	8,589
匯率變動之影響	**(2,191)**	(28)
於一月一日之現金及現金等價物項目	**669,394**	534,884
於六月三十日之現金及現金等價物項目	**653,293**	543,445
現金及現金等價物項目之結餘分析		
銀行存款及現金	**170,404**	90,553
銀行及其他財務機構之定期存款	**482,889**	452,892
	653,293	543,445

簡明綜合權益變動表

截至二零零五年六月三十日止六個月－未經審核

	截至六月三十日止六個月 二零零五年 千港元	 二零零四年 千港元 （重報）
於一月一日之權益總額		
應佔權益：本公司股東（先前呈報於十二月三十一日之數字）	**1,551,030**	1,427,218
少數股東權益（先前呈報於十二月三十一日不在負債及權益之數字）	**55,908**	39,381
重報，期初調整前	**1,606,938**	1,466,599
採納香港會計準則第32號及第39號所產生的期初調整（*附註2(iv)(b)*）	**1,281**	–
於一月一日，重報及期初調整後	**1,608,219**	1,466,599
其他財務資產重估虧損	**(405)**	(574)
匯兑差額		
應佔匯兑差額：本公司股東	**(4,638)**	450
少數股東權益	**(297)**	(61)
收益表未確認之淨虧損	**(5,340)**	(185)
期內淨溢利		
應佔溢利：本公司股東	**98,056**	96,014
少數股東權益	**(23,788)**	12,829
	74,268	108,843
期內獲准有關去年之股息	**(88,607)**	(86,906)
經轉入收益表中證券出售之重估虧損	–	388
股本變動	**1,096**	505
少數股東權益投入資金	**2,820**	–
於六月三十日之權益總額	**1,592,456**	1,489,244

綜合資產負債表
於二零零五年六月三十日－未經審核

	附註	於二零零五年六月三十日 千港元	於二零零四年十二月三十一日 千港元 （重報）
非流動資產			
固定資產			
－投資物業		**10,835**	11,058
－其他物業，廠房及設備		**365,599**	367,611
		376,434	378,669
無形資產		**26,239**	27,050
持有土地租賃作自用之經營租賃權益		**32,963**	33,408
商譽		**28,340**	28,340
其他財務資產		**236,347**	60,489
遞延稅項資產		**790**	1,423
		701,113	529,379
流動資產			
交易證券		**170,206**	90,586
存貨		**285,034**	312,415
客戶及其他應收款項	7	**473,339**	539,604
可收回稅項		**1,234**	1,667
現金及現金等價物	8	**653,293**	669,406
		1,583,106	1,613,678
流動負債			
銀行貸款及透支		**160,859**	98,750
應付賬款及其他應付款項	9	**374,992**	378,477
按公平值列賬之衍生工具		**2,597**	—
應付稅項		**22,574**	14,108
應付股息		**88,607**	—
應付少數股東股息		**6,784**	6,784
		656,413	498,119
流動資產淨額		**926,693**	1,115,559
資產總額減流動負債		**1,627,806**	1,644,938
非流動負債			
可換股票據		**30,004**	31,200
遞延稅項負債		**5,346**	6,800
		35,350	38,000
資產淨值		**1,592,456**	1,606,938
股本及儲備			
股本	10	**79,114**	79,059
儲備	10	**1,478,699**	1,471,971
本公司股東應佔權益總額		**1,557,813**	1,551,030
少數股東權益		**34,643**	55,908
權益總額		**1,592,456**	1,606,938

第5至14頁各項附註為本中期財務報告之一部份。

業績

精電國際有限公司(「本公司」)之董事會(「董事會」)宣佈,本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績連同去年同期之比較數字如下:

綜合收益表

截至二零零五年六月三十日止六個月－未經審核

		截至六月三十日止六個月	
		二零零五年	二零零四年
	附註	***千港元***	*千港元*
			(重報)
營業額	*3*	**1,022,664**	981,154
其他收入		**11,039**	8,362
其他收益淨額		**9,475**	6,431
製成品及半製成品存貨之變動		**(11,777)**	25,962
原材料及耗用品		**(632,672)**	(633,829)
存貨撇賬		**(37,600)**	–
員工成本		**(112,756)**	(120,595)
折舊		**(41,365)**	(39,631)
其他營運費用		**(118,596)**	(102,130)
經營溢利		**88,412**	125,724
融資成本	*4(a)*	**(3,385)**	(1,928)
除税前溢利	*4*	**85,027**	123,796
所得税	*5*	**(10,759)**	(14,953)
除税後溢利		**74,268**	108,843
應佔溢利:			
少數股東權益		**(23,788)**	12,829
本公司股東		**98,056**	96,014
中期股息		**31,920**	31,457
每股盈利	*6*		
基本		**30.99仙**	30.94仙
攤薄		**30.75仙**	30.74仙

第5至14頁各項附註為本中期財務報告之一部份。

精電國際有限公司

二零零五年中期報告